Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Yunfei Enterprise Limited	The British Virgin Islands
Juli Enterprise Limited	Hong Kong
Fanqi Enterprise Limited	Hong Kong
Fujian INLIF Technology CO., LTD	China
Ewatt Robot Equipment Co. Ltd.	China